EXHIBIT 12.1
THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	6 Months
	Ended
(Dollars in millions)	June 30,	12 Months Ended December 31,
	2009	2008	2007	2006	2005	2004
EARNINGS
Pre-tax (loss) income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(637)	$176	$436	$(230)	$424	$218
Add:

Amortization of previously capitalized interest	4	8	10	12	11	11
Distributed income of equity investees	3	3	3	5	7	3

Total additions	7	11	13	17	18	14
Deduct:
Capitalized interest	5	23	10	7	7	7
Minority interest in pre-tax income of consolidated subsidiaries with no fixed charges	3	11	14	8	12	11

Total deductions	8	34	24	15	19	18

TOTAL (LOSS) EARNINGS	$(638)	$153	$425	$(228)	$423	$214

FIXED CHARGES
Interest expense	$143	$320	$470	$467	$426	$376
Capitalized interest	5	23	10	7	7	7
Amortization of debt discount, premium or expense	7	17	26	21	29	62
Interest portion of rental expense (1)	53	105	101	98	94	91
Proportionate share of fixed charges of investees accounted for by the equity method	1	1	1	—	—	—

TOTAL FIXED CHARGES	$209	$466	$608	$593	$556	$536

TOTAL (LOSS) EARNINGS BEFORE FIXED CHARGES	$(429)	$619	$1,033	$365	$979	$750

RATIO OF EARNINGS TO FIXED CHARGES	*	1.33	1.70	* *	1.76	1.40

*	Earnings for the six months ended June 30, 2009 were inadequate to cover fixed charges. The coverage deficiency was $638 million.

**	Earnings for the year ended December 31, 2006 were inadequate to cover fixed charges. The coverage deficiency was $228 million.

(1)	Interest portion of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.